

SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com


03024411

27 June 2003


SEC MAIL PROCESSING
RECEIVED
JUL 09 2003
WASH. D.C. 187 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Encs.

dlw 7/9

/Announcement/Submission to SEC/CT/at

MASNET No. 39 OF 25.06.2003
Announcement No. 39

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Shareholding Held by Director of Subsidiary

Name of director of subsidiary:	Lim Bee Ling
Date of notice to company:	25/06/2003
Date of change of interest:	-
Name of registered holder:	Lim Bee Ling
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Initial disclosure upon appointment as director of subsidiary

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	3,540

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		
No. of shares held after the transaction: **% of issued share capital:**	1,680	3,540
Total shares:	1,680	3,540

Submitted by Chan Su Shan (Ms), Company Secretary on 25/06/2003 to the SGX

MASNET No. 40 OF 25.06.2003
Announcement No. 40

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Shareholding in The Ascott Group Limited Held by Director of Subsidiary

Name of director of subsidiary:	Lim Bee Ling
Date of notice to company:	25/06/2003
Date of change of interest:	-
Name of registered holder:	Lim Bee Ling
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Initial disclosure upon appointment as director of subsidiary

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	1,000
% of issued share capital:	

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		
% of issued share capital:		
No. of shares held after the transaction:		1,000
% of issued share capital:		
Total shares:		1,000

Submitted by Chan Su Shan (Ms), Company Secretary on 25/06/2003 to the SGX

MASNET No. 41 OF 25.06.2003
Announcement No. 41

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Shareholding in SMRT Corporation Ltd Held by Director of Subsidiary

Name of director of subsidiary:	Lim Bee Ling
Date of notice to company:	25/06/2003
Date of change of interest:	-
Name of registered holder:	Lim Bee Ling
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Initial disclosure upon appointment as director of subsidiary

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	3,000
% of issued share capital:	

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		
% of issued share capital:		
No. of shares held after the transaction:	3,000	3,000
% of issued share capital:		
Total shares:	3,000	3,000

Submitted by Chan Su Shan (Ms), Company Secretary on 25/06/2003 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Appointment of new Chief Executive Officer @ SingNet

Attached is a news release made by Singapore Telecommunications Limited on the above.



Rel27Jun031.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 27/06/2003 to the SGX



SEC File No: 82-3622

News Release

Appointment of new Chief Executive Officer @ SingNet

Singapore, 27 June 2003 – Singapore Telecommunications Ltd (SingTel) today announced the appointment of Ms Ooi Lay Yong as the Chief Executive Officer of SingNet Pte Ltd, the Group's wholly-owned Internet subsidiary, with effect from 1 July 2003.

Ms Ooi takes over the helm of SingNet from Mr Andrew Buay, who has been seconded to Globe Telecom, SingTel's associate in the Philippines, as its Chief Operating Advisor. As CEO of SingNet, Ms Ooi will report to Mr Lucas Chow, SingTel's Executive Vice President (Consumer Business).

Ms Ooi will oversee and strategise SingNet's broadband and dial-up Internet businesses. She said: "SingNet has made significant strides to be the leading ISP in Singapore today with over 130,000[1] broadband customers. I am delighted to be given this opportunity to be involved in a dynamic part of the Group's business and contribute to SingNet's growth and future development."

Besides her new appointment as CEO of SingNet, Ms Ooi is also SingTel's Vice President (Consumer Sales) and CEO of Telecom Equipment Pte Ltd, SingTel's retail arm. She brings with her years of experience in retail, channels and indirect sales and procurement of telecommunications products and services.

Mr Chow said: "Lay Yong's previous experience in sales and management, including her wide exposure to markets in other countries, will help her immensely in the fast changing environment of the Internet world. Under her leadership, SingNet will continue its tradition of offering best-in-class quality and reliability to meet the needs and expectations of its customers."

Ms Ooi added: "SingNet will leverage the latest technologies to offer more innovative services and applications at competitive rates to our customers. With more content and applications, we hope to drive usage and increase average revenue per user moving ahead."

Ms Ooi joined SingTel in 2001. Prior to that, she held various appointments in large corporations. These include positions in Philips Singapore, AT&T, Olivetti and SunBeam.

---

[1] As at 31 March 2003



About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving 35 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

About SingNet

Launched in 1994, SingNet is the leading Internet Service Provider in Singapore and a wholly owned subsidiary of SingTel. It has more than 330,000 broadband and dial up customers.

SingNet caters to a wide customer base and offers a full range of Internet services with different usage plans to suit home and business users. It was the first ISP in Singapore to launch a broadband service, providing customers with surfing speeds of up to 512Kbps using ADSL technology. SingNet is also the first broadband ISP to introduce supplementary email accounts, child-friendly services and movie-on-demand (Movie Magix) to its users. With SingNet Wireless Surf, customers can now gain broadband wireless access on the move using their laptop and wireless LAN cards at 160 SingTel Wireless Surf Zones island-wide.

In the forefront of technology, customer service and Internet innovations, SingNet has been voted the Best Internet Access Service Provider for 2000, 2001 & 2002 by readers of leading Singapore IT magazine, *Computerworld.* SingNet is also a Domain Name Registrar accredited by the Singapore Network Information Centre (SGNIC).

MASNET No. 11 OF 23.06.2003
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

Investor Briefing - Optus Consumer & Multimedia

Attached are the presentation materials in connection with the presentation on Optus Consumer & Multimedia by Mr Martin Dalgleish, Managing Director, Optus Consumer and Multimedia, in Sydney, Australia, today.



NR-Consumer Briefing IR - final web copy.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/06/2003 to the SGX

Martin Dalgleish
Managing Director

Optus Consumer & Multimedia

Investor briefing

June 23 2003


CMM
MAKING IT HAPPEN


Just say the word "yes"
OPTUS

Consumer & Multimedia Division (CMM) - highlights

Our vision: "To be the provider of choice for bundled entertainment, information and communication services to the home."

Optus CMM has scale...

FY03 revenue	A$1.3bn
Unique customers	1.4m
Employees	2,700

...a strong product portfolio...

OPTUS FREETIME
AUSTRALIA, OVERSEAS, CALLS TO MOBILES.

OPTUSnet
CABLE & DIAL UP



OPTUS TV
Now featuring FOXTEL

...and a multiple product HFC access network which can service 1.4m homes


CMM
MAKING IT HAPPEN


"yes"
OPTUS

CMM contributed 23% of Optus FY03 revenues

Second largest Optus division by revenue



CMM
23%
Mobile
52%
Wholesale
8%
Business
17%

76% of CMM revenue is telephony



HFC
telephony
31%
Pay TV
12%
Offnet
telephony
45%
Dial up
7%
HFC broadband
5%



CMM
MAKING IT HAPPEN

'yes'
OPTUS

CMM objective: cashflow positive by end FY04


EBITDA margin turnaround achieved in FY03*


Operational EBITDA margin
-7%
-5%
4%
8%
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03

Substantial reduction in cash outflows in FY03*

CMM cashflow (A$m)

(415)

(131)

A$284m improvement

FY02

FY03

*Cashflow defined as Operational EBITDA less cash capex


CMM
MAKING IT HAPPEN


'yes'
OPTUS

FY03: focus was profitable growth with less capex...


Subscriber growth

- Core product = telephony
- Internet as 'gateway'

CMM FY03 revenues


22%


Margin expansion

- Bundling drives acquisition/retention
- Pricing for fair market value

Q4 CMM EBITDA margin


8%


Cost control

- Restructured Pay TV economics
- Reduce capex:revenue ratio

CMM FY03 capex


55%


CMM
MAKING IT HAPPEN


'yes'
OPTUS

...delivering a breakthrough in profitability

A$121m EBITDA improvement

Operational EBITDA (A$m)

	FY02	FY03
Operational EBITDA (A$m)	(116)	A$5m

Drivers of FY03 A$121m EBITDA improvement

In order of importance:

1. Customer growth
2. Margin
3. Cost base reduction
4. Lower TV costs (approx 10%)



CMM
MAKING IT HAPPEN


'yes'
OPTUS

Telephony - core product - total revenues up 23%


HFC




Offnet


16%
2%

Voice revenue 16%

Local customers 2%

Maximising ARPU
- Removal of free line rental
- Focusing on high value subs
- Line rental pricing

Voice revenue 29%

LD customers 20%

Better LD margins

Line rental pricing


CMM
MAKING IT HAPPEN

* All % changes FY03 vs FY02


'yes'
OPTUS



Internet – growth for key "Gateway" products
Total customers up 33%
Internet customers
444
57
387
592
96
496
Mar 02
Mar 03
HFC broadband
Dial-up
Internet fuelling growth in FY03
Strong market position*
No. 2 ISP
Customer satisfaction**
No 1. ISP
Dial-up customers up
28%
HFC broadband customers up
68%
*ACNielsen March 2003 residential market share report
**out of the top 5 ISPs - ACNielsen 13th Australian Online survey of residential Internet users during July & Sep 2002
CMM
MAKING IT HAPPEN
'yes'
OPTUS

Optus TV - repositioned with better economics

Full year EBITDA benefit of TV deal


cA$30m

New Optus TV customers taking telephony and/or HFC broadband


>90%

Total Optus TV customers*

230k

New product & brand


OPTUS TV
Now featuring FOXTEL


TV ARPU up 21%
Optus TV ARPU (A$)
Q4 FY02
Q4 FY03

* As at Mar 31 2003


CMM
MAKING IT HAPPEN


'yes'
OPTUS

Bundling - drives acquisition and retention


HFC bundling rate*
reaches 60%


57%
60%
Mar 02
Mar 03


Offnet bundling rate*
reaches 22%


0%
22%
Mar 02
Mar 03

* Based on customers who are receiving a "bundled benefit" from taking a package of products:

- HFC (telephony plus at least one of broadband internet, dial-up internet or cable TV)
- Offnet (telephony plus dial-up internet)


CMM
MAKING IT HAPPEN


'yes'
OPTUS

Capex down by 55% in FY03


Capex:revenue ratio reduced


29%
11%
FY02
FY03


Improvements sustainable



HFC focus: ARPU growth

Offnet: low capital requirements

Maintain moderate spend on iT




CMM
MAKING IT HAPPEN


'yes'
OPTUS

CMM

Outlook

1. Leverage scale: Optus CMM is no 2. in most markets



Optus HFC (addressable market)
B'band
55%
Pay TV
45%
Telephony
35%

Source: Optus estimates



Local
Telstra retail
82%
Optus
8%

Source: JP Morgan estimates/company disclosures end Mar 03.



Long distance
Telstra
78%
Optus
9%
AAPT
7%
Primus
7%

Source: JP Morgan estimates end Mar 03 based on share of minutes

Dial-up

Telstra	29%
Optus	12%
Ozemail	9%
iPrimus	9%

Source: ACNielsen end Mar 03



Broadband
Telstra
49%
Optus
25%

Source: ACNielsen end Mar 03



Pay TV
Foxtel
56%
Austar
28%
Optus
16%

Source: company disclosures end Mar 03



CMM
MAKING IT HAPPEN



'yes'
OPTUS

2. Leverage strong Optus brand position

Overall
Optus 63%
Telstra 63%
V'Fone 31%
Orange 17%
AAPT 14%
Primus 12%

Local
Telstra 65
Optus 55
Orange 17
Primus 14
AAPT 13

LD
Telstra 64
Optus 60
Primus 19
AAPT 18

Dial-up
Optus 48
Big Pond 45
iPrimus 20
AOL 16
Ozemail 16

Broadband**
Optus 74
Telstra 62

Pay TV
Foxtel 69
Optus** 64

Source - IPSOS Optus Brand Tracking - Sydney, Melbourne & Brisbane, Q1 CY03. % consumers positively disposed to the brand (rating at least 7/10)

** Respondents in HFC areas only

CMM MAKING IT HAPPEN



yes'
OPTUS

3. Maintain operational momentum

Top line growth	• Focus on high value telephony • Internet as 'gateway' (Dial up, HSD, DSL) • Leverage synergies with Optus Mobile/Optus Business
Margin expansion	• Full year benefit of pricing changes • Leverage regulatory opportunities
Cost control	• Full year benefit of restructured Pay TV economics • Maintain capex/opex disciplines
Cashflow improvement	• Aim for cashflow* positive by end FY04 (*EBITDA less cash capex)


CMM
MAKING IT HAPPEN


'yes'
OPTUS

Martin Dalgleish
Managing Director

Optus Consumer & Multimedia

Investor briefing

June 23 2003


CMM
MAKING IT HAPPEN


Just say the word 'yes'
OPTUS

MASNET No. 5 OF 23.06.2003
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

News release - SingTel's solution adopted for SMS portability in Singapore

Attached is a news release made by Singapore Telecommunications Limited on the above.


Rel21Jun03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 23/06/2003 to the SGX



News Release

SingTel's solution adopted for SMS portability in Singapore

Singapore, 21 June 2003 – A Short Messaging Service (SMS) portability solution conceptualised and proposed by Singapore Telecommunications Limited (SingTel) has been adopted for the implementation of enhanced Mobile Number Portability (MNP) in Singapore.

SMS portability, expected to be available from 1 October 2003, will extend the current voice-only MNP service to allow ported customers to enjoy Short and Enhanced Messaging Services as well. Both voice and SMS MNP use a call/message forwarding solution to effect number portability.

Mr Lucas Chow, Chief Executive Officer of SingTel Mobile, said: "We fully understand the frustration of those who port when they cannot receive SMS sent to their old number. Mindful of this, SingTel conceptualised a simple forwarding solution for SMS portability. We are pleased that the other operators have also decided to adopt this solution. This will benefit all mobile customers in Singapore."

Mr Chow said that he did not expect the new MNP regime in Singapore to have a big net impact on the industry. "While there will be some who may be tempted by certain calling plans or promotional offers in the market, most customers are discerning enough to know that quality, reliability, coverage and service are equally important."

Mr Chow added: "Having said that, we are not resting on our laurels either as we constantly strive to meet the needs and expectations of our customers. They can count on our commitment to serve them well while at the same time enjoy loyalty discounts, excellent coverage and innovative services, such as **Send* which is available only to SingTel customers.

"We welcome those who wish to port over to SingTel's network. We are confident that they will be more than satisfied with our services[1]."

In conjunction with the enhanced MNP service, SingTel will be offering new and existing mobile customers value deals at its *hello!* outlets. These include a choice of a $99 handset discount voucher or a free *JetPack* broadband modem worth $99 for selected handset purchases.

~~~~~~~~~~~~~~~~~~~~~~

[1] *According to a recent survey by J.D. Power Asia Pacific, SingTel Mobile ranks highest in mobile phone service customer satisfaction among operators in Singapore.*
~~~~~~~~~~~~~~~~~~~~~~

MASNET No. 1 OF 27.06.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - DEUTSCHE TELEKOM OFFERS TO SELL GLOBE SHARES

Singapore Telecommunications Limited ("SingTel") wishes to announce that Singapore Telecom International Pte Ltd ("STI"), a wholly-owned subsidiary of SingTel, and Ayala Corporation ("AC") have received an offer from DeTeAsia Holding GmbH ("DT"), a wholly-owned subsidiary of Deutsche Telekom AG, to sell DT's entire 24.8% stake in Globe Telecom, Inc. ("Globe"), comprising 37,674,681 common shares, to STI and AC. STI and AC will evaluate DT's offer and will respond to DT within 45 days in accordance with the rights of first offer among the three parties.

As at 26 June 2003, STI, AC and DT own 29.1%, 32.7% and 24.8% of the common shares of Globe respectively.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 27 June 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 27/06/2003 to the SGX

MASNET No. 66 OF 20.06.2003
Announcement No. 77

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - C2C Convertible Loan Agreement

Singapore Telecommunications Limited ("SingTel") announced today that it had notified C2C Pte Ltd, a 59.5 per cent owned subsidiary, of the cancellation of its commitment to C2C under a Convertible Loan Agreement. The undrawn portion of the convertible loan stood at US$164 million.

SingTel stated that it had obtained legal advice on its rights and obligations prior to issuing the notification to C2C, which had subsequently notified its syndicate of banks (" Lenders"). As a result of this cancellation, SingTel is no longer obligated to extend the balance amount of US$164 million to C2C.

The Convertible Loan Agreement was entered into in conjunction with a secured Facility extended to C2C by the Lenders and in respect of which C2C had commenced talks with the Lenders on possible restructuring. The outstanding amount under the Facility is US$592 million.

Notwithstanding the cancellation, SingTel stated that it views C2C as an important asset, and is, on a without prejudice basis, prepared to consider making further contributions to the project if it is in the interests of all parties, including SingTel. On this basis, SingTel has expressed a willingness to work with C2C and its Lenders to put in place an appropriate balance sheet and operations restructuring plan that achieves a permanent solution to C2C's financial difficulties. As such, SingTel has informed C2C and its Lenders that subject to agreeing terms, it is prepared to consider committing additional funds to C2C.

Despite SingTel's proposal above and whilst the Lenders have indicated that they continue to work towards a consensual restructuring, they have now issued a notice to SingTel calling upon it to disburse to C2C the US$164 million. SingTel has been advised that it is not obliged to so disburse in view of the cancellation.

Separately, the Lenders have informed C2C that an event of default under the Facilities agreement has occurred and that they are converting the floating charge relating to the Facility into a fixed charge in relation to, inter alia, the Convertible Loan Agreement.

As previously disclosed, C2C, like most of its industry peers, has faced an extremely challenging operating environment over the past 18 months, with rapidly falling bandwidth prices and lower-than-expected market demand. In such an environment, it is extremely unlikely that C2C will be able to meet all of its financial obligations, resulting in the need to restructure.

In SingTel's view, any restructuring plan should be designed to achieve the following objectives:

- Permanently address C2C's financial difficulties which have been significantly contributed to by an unsustainable amount of debt in a challenging operating environment;
- Ensure that the balance sheet and cost structure of C2C allow it to compete on a level playing field with its competitors, most of whom have undergone substantial restructuring;
- Achieve an appropriate restructuring which results in a viable company; and
- Enable SingTel to justify in economic and financial terms to its own stakeholders the commitment of any additional support to C2C.

SingTel remains hopeful that together with C2C and its Lenders, it can work towards achieving a mutually satisfactory solution to appropriately equip C2C to execute a revised business plan and thereby maximise value for all of the latter's stakeholders.

SingTel also announced that C2C and companies in the Tyco group are currently in discussions to resolve outstanding disputes over the Supply Contract relating to the construction of certain segments of the C2C Cable Network and the C2C Cable Network Fibre Right of Use Agreement relating to the sale of one dark fibre pair by C2C ("Contracts") as part of a global settlement and revision of contractual relations between the parties ("Settlement"). In the meantime, C2C has received notices (information on which is provided below) from companies in the Tyco group with respect to the Contracts. Tyco Asia Networks Ltd has a 19.25 per cent. shareholding interest in C2C.

Tyco Contracting Ltd is claiming approximately US$9 million from C2C under the Supply Contract. However, Tyco Contracting Ltd has stated that it will withdraw the default notice if a satisfactory settlement agreement relating to Settlement is concluded within a prescribed period.

Tyco Global Networks Ltd has given notice to terminate the C2C Cable Network Fibre Right of Use Agreement. The validity and subject matter of the notice has been disputed by C2C. Under the notice, Tyco Global Networks Ltd has demanded payment of all monies paid under such agreement or closing of a satisfactory settlement agreement relating to the Settlement within a prescribed period. The amount paid by Tyco Global Networks Ltd to-date under the C2C Cable Network Fibre Right of Use Agreement stands at approximately US$410 million.

While C2C has responded to Tyco Contracting Ltd and Tyco Global Networks Ltd to dispute the notices, the parties continue to discuss a mutually acceptable solution in the meantime.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/06/2003 to the SGX